Filed by Cowen Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LaBranche & Co Inc.

Project L Key Messages

•                  Cowen and LaBranche have agreed to a definitive merger agreement under which Cowen will acquire LaBranche in a stock-for-stock merger transaction valued at approximately $192.8 million. The transaction represents a 16.0 percent premium to LaBranche’s closing price on February 16, 2011.

•                  The acquisition of LaBranche is expected to create value in the near and long-term for shareholders of both Cowen and LaBranche.

•                  The transaction brings many benefits to Cowen:

•                  Pairs LaBranche’s existing information technology platform and proprietary electronic trading systems with Cowen’s fundamental research culture, customer-driven sales and trading capabilities in equities and equity derivatives;

•                  Accelerates efforts to serve clients in areas like listed options, global ETF executions and foreign exchange;

•                  Increases the Company’s capital base;

•                  Positions Cowen to expand capital markets activities by leveraging LaBranche’s licenses, including its Hong Kong exchange membership; and

•                  As part of Cowen, LaBranche’s shareholders and businesses will have the opportunity to benefit from Cowen’s

•                  Ability to generate attractive risk adjusted returns on LaBranche’s excess capital; and

•                  Broader business platform and growth prospects.

•                  LaBranche’s senior management brings years of experience and relationships to Cowen and we are pleased to welcome them and their team to our firm.  Upon closing of the transaction:

•                  Michael LaBranche, Chairman, CEO and President of LaBranche will join Cowen’s Board of Directors and will be appointed a Senior Managing Director.

•                  In addition, Katherine E. “Wendy” Dietze, a Director of LaBranche, will join Cowen’s Board of Directors; and

•                  William “Chip” Burke, III, Chief Operating Officer of LaBranche, will join Cowen as a Senior Managing Director.

•                  This announcement, in connection with our earnings pre-announcement, demonstrate how far we have come in achieving our revenue and profitability targets in the year after we started the effort and that we have much to look forward to at Cowen.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, Cowen Group, Inc. (“Cowen”) and LaBranche & Co Inc. (“LaBranche”) will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of Cowen and LaBranche and that also constitutes a prospectus of Cowen.  Cowen and LaBranche will each mail the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen, LaBranche and the proposed transaction.  Investors and security holders may obtain these documents (and any other documents filed by Cowen or LaBranche with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Cowen may be obtained free of charge by directing such request to:  Investor Relations, 599 Lexington Avenue, New York, NY 10022 or from Cowen’s Investor Relations page on its corporate website at www.cowen.com and the documents filed with the SEC by LaBranche be obtained free of charge by directing such request to:  Investor Relations, 33 Whitehall Street, New York, NY 10004 or from LaBranche’s Investor Relations page on its corporate website at www.labranche.com.

The directors, executive officers, and certain other members of management and employees of each of Cowen and LaBranche may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen and from the stockholders of LaBranche, respectively.  Information about the executive officers and directors of Cowen is set forth in the proxy statement for Cowen’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2010 and information about the executive officers and directors of LaBranche is set forth in the proxy statement for LaBranche’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.